VIA EDGAR

April 25, 2025

Christopher R. Bellacicco

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	College Retirement Equities Fund (“CREF”) Post-Effective Amendment No. 63 to Registration Statement on Form N-3 (File Nos. 33-00480 and 811-04415)

Dear Mr. Bellacicco:

On behalf of CREF, this document responds to comments you relayed to us on April 16, 2025, regarding CREF’s Post-Effective Amendment No. 63 filing on Form N-3 under Rule 485(a) of the Securities Act of 1933 (the “Securities Act”), as amended, with the Securities and Exchange Commission (“SEC”). We are filing this response on EDGAR in advance of filing Post-Effective Amendment No. 64 on Form N-3 under Rule 485(b) of the Securities Act on April 28, 2025 (the “Amendment”), which will go effective on May 1, 2025. The main purposes of the Amendment are to implement one Account’s updated investment strategy, to incorporate disclosure on one Account’s Cayman subsidiary and to generally update CREF’s registration statement with new financial information.

To facilitate the orderly filing of the Amendment, we would appreciate any comments you might have on our responses by April 25, 2025.

Statutory Prospectus

1.                   With respect to the Equity Index Account’s investment strategy section, please include the Account’s 80% test in this section.

We have added the following disclosure to this section: “Under normal circumstances, the Account invests at least 80% of its assets (net assets, plus the amount of any borrowings for investment purposes) in equity securities within its specified index.”

2.                   Please explain why the Equity Index Account lists “non-diversification risk” as a principal risk of the Account in its investment strategy section.

The Account may in the future utilize the process set forth in the Stradley Ronon Stevens & Young LLP no-action letter (June 24, 2019) to permit the Account to become non-diversified when the index it tracks becomes non-diversified if certain conditions are met, including notice to shareholders and enhanced disclosure. Although the Account is currently considered to be diversified, since it could become non-diversified in the future, we believe noting non-diversification as a risk is important for shareholders to be aware of.

3.                   Please add a footnote to the average annual total returns chart that the Stock Account’s benchmark index has changed.

We note that the following footnote to the chart already exists: “Effective May 1, 2025, the Stock Account changed its benchmark index from the CREF Stock Account Composite Index to the MSCI ACWI IMI Index because the new index is more publicly accessible and broadly recognized.”

4.                   Please clarify that the investment adviser to the Social Choice Account’s Cayman subsidiary (the “Subsidiary”) complies with provisions of the Investment Company Act of 1940, as amended (“1940 Act”), relating to investment advisory contracts (Section 15) as an investment adviser to the Account under Section 2(a)(20) of the 1940 Act.

The Subsidiary is not a registered investment company under the 1940 Act and therefore the Subsidiary is not subject to the requirements of Section 15 thereof. In approving the parent Account’s advisory contract, the Board of Trustees of the Account may consider the activities of the Subsidiary, the related nature and quality of the services provided with respect to the Subsidiary and the lack of advisory fees payable by the Subsidiary. However, the Account’s Board of Trustees does not approve the Subsidiary’s investment advisory agreement pursuant to Section 15.

5.       Please disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary.

As previously noted, the Subsidiary is not a registered investment company under the 1940 Act and therefore the Subsidiary is not subject to the requirements of Section 17 thereof. As such, the Registrant does not believe additional disclosure in this regard is necessary. As a matter of practice, the Subsidiary seeks to comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). The Social Choice Account and the Subsidiary utilize the same custodian, State Street Bank and Trust Company. We have not added the name of the Subsidiary to the disclosure as it already states that that the Account and the Subsidiary have the same custodian, which is identified elsewhere in the Account’s disclosure.

6.                   Please consider any tax diversification requirements that may need to be disclosed in the Subsidiary disclosure.

We do not believe that any additional tax diversification requirements disclosure regarding the Subsidiary needs to be added.

7.                   Please confirm in correspondence that: (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management fees” and the Subsidiary’s expenses will be included in “Other expenses” in the “Fees and expenses” table for the Social Choice Account; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) neither the Account nor the Subsidiary currently intends to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than entities wholly- or majority-owned by the Account.

As noted above, the Subsidiary will not be charged an advisory fee. Any operating expenses of the Subsidiary that are borne by the Account are included in the calculation of “Other Expenses” that is included in the “Fees and expenses” table in the Prospectus.

The Subsidiary has filed with the SEC a consent to service of process and examination of its books and records.1 The Account’s books and records are maintained in accordance with Section 31 of the 1940 Act and the rules thereunder. As previously noted, the Subsidiary is not registered as an investment company under the 1940 Act and therefore is not subject to Section 31 thereof. However, as a matter of practice, the Subsidiary seeks to maintain its books and records in accordance with Section 31 of the 1940 Act and the rules thereunder.

Neither the Account nor the Subsidiary currently intends to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than entities wholly- or majority-owned by the Account.

Statement of Additional Information (SAI)

8.                   Please confirm that the compensation set forth for the CREF Trustees as effective January 1, 2024 has not subsequently changed.

We can confirm that this is the case.

* * * *

We believe that this information is responsive to your comments. However, if you have any questions, please do not hesitate to call me at (704) 988-4446.

Very truly yours,

/s/ Rachael Zufall

Rachael Zufall

1	The Subsidiary has submitted to jurisdiction in the United States by virtue of filing an exhibit to CREF’s registration statement substantively similar to Form F-X under the Securities Act that designates TCIM its agent in the United States to accept service of process in any suit, action, or proceeding before the SEC or an appropriate court. The Registrant notes that by means of a no-action letter, an offshore fund proposed to use this method to submit to jurisdiction. See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004).